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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              APOGEE ROBOTICS, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    037599206
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 7, 2007
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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    1.    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Michael Anthony
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    2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
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    3.    SEC Use Only


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    4.    Source of Funds (See Instructions)

          PF
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    5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             |_|
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    6.    Citizenship or Place of Organization

          United States
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Number of             7.    Sole Voting Power
Shares                      31,501,000
Beneficially         -----------------------------------------------------------
Owned by              8.    Shared Voting Power
Each                        0
Reporting            -----------------------------------------------------------
Person                9.    Sole Dispositive Power
With                        31,501,000
                     -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            0
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   11.    Aggregate Amount Beneficially Owned by Each Reporting Person

          31,501,000
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   12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             |_|
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   13.    Percent of Class Represented by Amount in Row (11)

          63.39%
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   14.    Type of Reporting Person (See Instructions)

          IN
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ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, no par value ("Common Stock"), of Apogee Robotics, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is c/o 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401

ITEM 2. IDENTITY AND BACKGROUND.

      (a) Michael Anthony

      (b) Business Address: 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401.

      (c) President of Real Estate acquisition, development and service provider business; Consultant; and current President of Issuer

      (d) Criminal Proceedings: None

      (e) Civil Proceedings: None

      (f) Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On March 16, 2007 Corporate Services International, Inc. a Utah Corporation owned and controlled by Michael Anthony, agreed to contribute a total of $40,000 as paid in capital to the Registrant in exchange for 31,500,000 shares of restricted common stock. The registrant is to use these funds to pay the costs and expenses necessary to revive the registrant's business operations. Such expenses include, without limitation, fees to reinstate the registrant's corporate charter with the state of Colorado; payment of all past due franchise taxes; settling all past due accounts with the registrant's transfer agent; accounting and legal fees; costs associated with bringing the registrant current with its filings with the Securities and Exchange Commission, etc. Michael Anthony, through Corporate Services International has also agreed to advise the Company as to potential business combinations and to act as the Company's CEO and CFO. In consideration for the $40,000.00 contribution, the Company issued Corporate Services International 31,500,000 shares of its common stock. Corporate Services International has paid $8,506 and will pay the balance of $31,494 on or before September 15, 2007. Corporate Services International already owned 1,000 shares of common stock which shares were purchased on the open market in approximately September 2006. All funds are the personal funds of Michael Anthony and Corporate Services International. In addition, Corporate Services International has agreed to continue to fund the Issuer to meet its ongoing Exchange Act filing requirements on an as needed basis.

ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of the transaction was to obtain the necessary capital contribution in order to pay for the costs of reinstating the Company with the state and paying all past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, and to have audited financial statements prepared and to have the necessary filings with the Securities and Exchange Commission, so as to bring the Company current with its reporting obligations under the Exchange Act of 1934. In addition, the Company requires ongoing consulting and advisory services to assist in ensuring the completion and filing of reports to keep the Company compliant with the Securities Act of 1934. Moreover, the Company requires the ongoing services of a committed and interested individual and entity, to assist the Company with locating a viable merger partner and properly consummating such transaction. Accordingly, in addition to obtaining a capital contribution, the purpose of the transaction, was to obtain the current and ongoing services of Michael Anthony and Corporate Services International.

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      Mr. Anthony does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D. However, upon ensuring that the Company is current and compliant in its reporting obligations under the Securities Exchange Act of 1934, Mr. Anthony shall seek a merger or acquisition partner which could result in a transaction under Item 4(b) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Anthony is deemed the beneficial owner of 31,501,000 shares of Common Stock of the Company representing 63.39% of the Common Stock of the Company outstanding as of March 16, 2007 and as of the date of this filing. This number includes: (i) 31,501,000 shares of Common Stock currently owned by Corporate Services International a company owned and controlled by Michael Anthony, and (ii) no currently exercisable options.

      (b) Mr. Anthony has sole voting power over 31,501,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 31,501,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

      (c) Except as reported above in Item 3, Mr. Anthony has not affected any transactions in the Common Stock during the past 60 days.

      (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Anthony.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. As described in Item 3 above, pursuant to an agreement for a capital contribution in the minimum amount of $40,000.00 and for services rendered and to be rendered Mr. Anthony received 31,500,000 shares of common stock. Although Corporate Services International has agreed to contribute funds in excess of the original $40,000, it is likely that any such additional contribution will be in the form of loans.

      Mr. Anthony holds no options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans and, other than as set forth in the immediately preceding paragraph, has no interest in any securities of the Company. There is no agreement to issue Mr. Anthony additional securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2007                   By: /s/  MICHAEL ANTHONY
                                            ------------------------------------
                                            Name/Title: Michael Anthony